SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Response to Air Berlin Complaint

Ryanair, Germany's largest low fares airline, today (24
th
 June) responded to this latest appeal by Air Berlin against Ryanair's cost base at Hamburg Lübeck Airport.
Ryanair confirmed that there is no basis for this complaint. Air Berlin's case against Lübeck was already rejected by the Appeals Court in Hamburg earlier this year. Lübeck is a privately owned airport, which is free to enter into negotiations with Ryanair and any other airline. It is notable that Air Berlin were offered a similar cost base to Ryanair at Hamburg Lübeck but refused to take up this offer. We believe that Air Berlin (an airline with high fares and fuel surcharges) which is unable to compete against Ryanair's low fares in Germany is making these doomed claims to distract attention from the failure of Air Berlin's expansion strategy and its increasing losses.
Ryanair's Michael O'Leary said today:
"Air Berlin's latest claim against our cost base at Hamburg Lübeck Airport has already been rejected by the Higher Regional Court in Schleswig-Holstein. It just shows that Air Berlin's strategy of high fares and fuel surcharges is failing in the German market.

"Air Berlin's claim follows the failure of its attempt last week to prevent Ryanair advertising its lowest fare guarantee in the German media. The Higher Regional Court in Cologne has approved Ryanair's right to advertise its lowest fare guarantee in the German market because it benefits competition and German consumers".

Ends.                                                 Tuesday, 24
th
 June 2008

For further information:

Daniel de Carvelho - Ryanair           Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1598                   Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  24 June 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director